SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13E-3
                           RULE 13E-3 TRANSACTION STATEMENT
         (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                  (Final Amendment)

                           FORUM RETIREMENT PARTNERS, L.P.
                                   (Name of Issuer)

                                  FORUM GROUP, INC.
                                FORUM RETIREMENT, INC.
                          (Name of Person Filing Statement)

 Preferred Depositary Units Representing
 Preferred Limited Partners' Interests                  349 851 105
    (Title of Class of Securities)         (CUSIP Number of Class of Securities)

                           ------------------------


                                   Dennis L. Lehman
                  Senior Vice President and Chief Financial Officer
                                  Forum Group, Inc.
                               11320 Random Hills Road
                               Fairfax, Virginia  22030
                                    (703) 277-7000

   (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                      Copies to:

                               Robert A. Profusek, Esq.
                              Jones, Day, Reavis & Pogue
                                 599 Lexington Avenue
                              New York, New York  10022
                                    (212) 326-3800

                                   October 2, 1995
       (Date Tender Offer First Published, Sent or Given to Security Holders)

              This statement is filed in connection with a tender offer.


                                 Page 1 of 7 Pages
                               Exhibit Index on Page 6

               This Final Amendment (this "Amendment") supplements and amends the Rule 13E-3 Transaction Statement, as previously supplemented and amended (the "Schedule 13E-3"), relating to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P., at $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), the Supplement dated October 16, 1995 to the Offer to Purchase, the Supplement dated November 1, 1995 to the Offer to Purchase, and the related Letter of Transmittal (which together constitute the "Offer").

               The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the
Schedule 14D-1 Tender Offer Statement originally filed by the Purchaser with the Commission on October 2, 1995 (as amended, the "Schedule 14D-1") of the information required to be included in response to the items of Schedule 13E-3. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Schedule 14D-1.

                                CROSS REFERENCE SHEET

                                                  Where located in
                        Item in Schedule 13E-3    Schedule 14D-1
                        ----------------------    -----------------

                        Item 5                       Item 5
                        Item 10                      Item 6
                        Item 17(d)                     *

                        ________________

                        * The information required by this Item is not required to be included in the Schedule 14D-1.


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


Item 5.    Plans or Proposals of the Issuer or Affiliate

      Item 5 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

      The answer to Item 5 of the Final Amendment to the Schedule 14D-1 is incorporated hereby by reference.

Item 10.   Interest in Securities of the Issuer

      Item 10 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

      (a)-(b)The answer to Item 6 of the Final Amendment to the Schedule 14D-1 is incorporated herein by reference. On December 4, 1995, the Purchaser issued a press release (the "Press Release") in connection with the expiration of the Offer. A copy of the Press Release is filed as Exhibit (a)(15) to the Final Amendment to the Schedule 14D-1 and as Exhibit (d)(17) hereto and is incorporated herein by reference.

Item 17.   Material to be Filed as Exhibits.

      Item 17 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

      (d)(17)Text of Press Release issued by the Purchaser on December 4, 1995.


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
                                      SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1995

                            FORUM GROUP, INC.


                            By         Troy B. Lewis
                              ---------------------------------
                              Troy B. Lewis,
                              Attorney-in-Fact*

                              *Pursuant to a Power of Attorney previously filed
                               with the Securities and Exchange Commission


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



                                      SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1995

                                      FORUM RETIREMENT, INC.


                                      By     Richard A. Huber
                                        -----------------------------
                                        Richard A. Huber,
                                        Secretary

                                  INDEX TO EXHIBITS

                                                           Sequentially
                                                             Numbered
Exhibits                                                       Page
--------                                                     --------

(d)(7)   Text of Press Release issued by the Purchaser on
          December 4, 1995  . . . . . . . . . . . . . . .        7











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